UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DEL TACO RESTAURANTS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

245496104

(CUSIP Number of Common Stock Underlying Warrants)

Paul J.B. Murphy, III

President and Chief Executive Officer

Del Taco Restaurants, Inc.

25521 Commercentre Drive

Lake Forest, CA 92630

(949) 462-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Scott M. Williams

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Tel: (312) 372-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$15,088,750	$1,520

*	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee assumes that all 7,750,000 Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $100.70 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants (i) as reported on the Nasdaq Capital Market on July 7, 2016, which was $1.805, with respect to the 6,750,000 Warrants covered by the initial Schedule TO filing and (ii) as reported on the Nasdaq Capital Market on July 22, 2016, which was $2.905, with respect to the additional 1,000,000 Warrants covered by Amendment No. 2 to the initial Schedule TO filing.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,520	Filing Party: Del Taco Restaurants, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 11, 2016
Schedule TO-I/A	July 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Amendment No. 3 to Schedule TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) originally filed by Del Taco Restaurants, Inc. (the “Company”) on July 11, 2016, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $11.50 per Share (the “Warrants”), to receive 0.2780 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 3.6 Warrants tendered), on the terms and conditions set forth in the Offer to Exchange Letter, dated July 11, 2016 (the “Offer Letter”) and the related letter of transmittal (the “Letter of Transmittal”), each as supplemented by the Supplement to Offer to Exchange dated July 25, 2016 (the “Supplement” and, collectively with the Offer Letter and Letter of Transmittal, the “Offer”).

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Amendment No. 3 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act. Only those items reported in this Amendment No. 3 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer Letter, the Letter of Transmittal and the Supplement remains unchanged.

This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer Letter, the Letter of Transmittal and the Supplement.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer Letter.

Items 1 through 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at 11:59 p.m., Eastern time, on August 8, 2016. Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 5,516,243 Warrants were properly tendered and not properly withdrawn prior to the expiration of the tender offer, including 254,258 Warrants that were tendered through notice of guaranteed delivery. The Company accepted for exchange all such Warrants and will issue an aggregate of approximately 1,533,520 Shares in exchange for the Warrants tendered, representing approximately 4% of the Shares outstanding after such issuance. Delivery of the Shares to be issued in exchange for the Warrants will be made promptly.

On August 9, 2016, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(G)	Press release dated August 9, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEL TACO RESTAURANTS, INC.

By:	/s/ Paul J.B. Murphy, III
Name:	Paul J.B. Murphy, III
Title:	President and Chief Executive Officer

Date: August 9, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated July 11, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.*

(a)(1)(F)	Supplement to the Offer to Exchange Letter dated July 25, 2016.*

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 8, 2016, incorporated herein by reference.*

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2016, incorporated herein by reference.*

(a)(5)(C)	Press release.*

(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on July 20, 2016, incorporated herein by reference.*

(a)(5)(E)	Press release dated July 20, 2016.*

(a)(5)(F)	Press release dated July 25, 2016.*

(a)(5)(G)	Press release dated August 9, 2016.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on July 2, 2015).*

(d)(2)	Warrant Agreement, dated as of November 13, 2013, between the Company (formerly known as Levy Acquisition Corp.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to Levy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on November 19, 2013).*

(d)(3)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on July 2, 2015).*

(d)(4)	Stockholders Agreement, dated as of March 12, 2015, by and among the Company (formerly known as Levy Acquisition Corp.) and certain holders of common stock of the Company and certain other persons (incorporated by reference to Exhibit 10.1 to Levy Acquisition Corp.’s Current Report on Form 8-K (File No. 001-36197), filed with the SEC on March 12, 2015).*

(d)(5)	Tender Support Agreement, dated July 11, 2016.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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